Exhibit 99.8

Deloitte LLP

Hill House

1 Little New Street

London

EC4A 3TR

Phone: +44 (0)20 7936 3000

Fax: +44 (0)20 7583 0112

www.deloitte.co.uk

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statements No. 333-207925 and No. 333-219986 on Form S-8 and Registration Statement No. 333-221875 on Form F-10 and to the use of our reports dated March 6, 2019 relating to the consolidated financial statements of The Stars Group Inc. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory matter paragraph relating to the Company’s change in method of accounting for financial instruments due to adoption of IFRS 9, Financial Instruments) and the effectiveness of the Company’s internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of two material weaknesses), appearing in this Annual Report on Form 40-F of The Stars Group Inc. for the year ended December 31, 2018.

/s/ Deloitte LLP

London, United Kingdom

March 6, 2019

Deloitte LLP is a limited liability partnership registered in England and Wales with registered number OC303675 and its registered office at 1 New Street Square, London, EC4A 3HQ, United Kingdom.

Deloitte LLP is the United Kingdom affiliate of Deloitte NWE LLP, a member firm of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”). DTTL and each of its member firms are legally separate and independent entities. DTTL and Deloitte NWE LLP do not provide services to clients. Please see www.deloitte.com/about to learn more about our global network of member firms.

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